GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
(212) 801-9221
E-mail: feldmans@gtlaw.com

August 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed June 6, 2012,
as amended by Amendment No. 1 filed on July 18, 2012,
Amendment No. 2 filed on August 3, 2012,
Amendment No. 3 filed on August 15, 2012, and
Amendment No. 4 filed herewith
File No. 333-181916

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 4 to the captioned Registration Statement on Form S-1, No. 333-181916 (“Amendment No. 4”), for the registration of shares of the Company's common stock under a “primary” public offering prospectus and a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in Amendment No. 4 as filed therewith.

Amendment No. 4 responds to the comments received from the staff of the Commission by telephone on August 16, 2012 and August 17, 2012.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Jessica Plowgian, Esq.) in the review of the foregoing documents.

To facilitate the staff's review, the Commission's comments precede each of the Company's responses. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 4.

1.
We note the disclosure on the cover page of the prospectus that the information presented in the December 31, 2011 financial statements does not reflect reflect the 1-for-40 reverse stock split of the Company's outstanding shares of common stock. In accordance with SAB topic 4(c) and FASB ASC 260-10-55-12, please update the information presented in the December 31, 2011 financial statements to reflect the 1-for-40 reverse stock split of the Company's outstanding shares of common stock.

Response: As requested by the staff, the December 31, 2011 financial statements have been revised to reflect the 1-for-40 reverse stock split.

2.	Please revise your artwork to replace the statement regarding your status as “pioneers” in the industry with the statement that was included in Amendment No. 2 to the Registration Statement.
Response: The artwork for the inside front cover page of the prospectus has been revised to revert to the correct statement that was included in Amendment No. 2 to the Registration Statement.

3.	Please confirm supplementally that the beneficial ownership table complies with Rule 13d-3 with respect to the $75,000 convertible promissory note and the $550,000 senior secured promissory note.
Response: The Company supplementally confirms that the beneficial ownership table on page 53 complies with Rule 13d-3 under the Exchange Act with respect to the Company's $75,000 convertible promissory note and the Company's $550,000 senior secured promissory note.

4.
Please add a risk factor that the Company's common stock is not registered pursuant to Section 12 and therefore the company is not subject to certain certain disclosure obligations, including the proxy rules and Section 16.

Response: As requested by the staff, a risk factor has been added to the effect that that the Company's common stock is not registered pursuant to Section 12 and, therefore, the Company is not subject to certain disclosure obligations, including the proxy rules and Section 16.

5.	Please fill in the blanks in the Dilution section of the prospectus and ensure that all of the anticipated offering price amounts are filled in.
Response: As requested by the staff, the blanks in the “Dilution” section of Amendment No. 4 has been filled in.

6.	Please include XBRL block tagging of the financial statements and the notes thereto.
Response: As requested by the staff, the financial statements and notes thereto now include the XBRL block tagging.

Concluding Note

Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and the underwriter as soon as the staff of the Commission has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. The request of the underwriter will include the representation from them with respect to compliance with Rule 15c2-8. A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the public offering will be forwarded to the staff immediately upon its receipt. We believe that all supplemental information previously requested by the staff has been provided.

Should any member of the Commission's staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 4, please do not hesitate to contact Donna Mackenzie, the Company's Chief Financial Officer, at (407) 674-6911, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:    Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Ms. Leigh Ann Shultz, Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Ms. Donna Mackenzie, Chief Financial Officer
IZEA, Inc.